

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2018

Mathias Hermansson
Chief Financial Officer
Veoneer, Inc.
Klarabergsviadukten 70, Section B7, SE-111 64
Box 70381, SE-107 24
Stockholm, Sweden

      Re: Veoneer, Inc.
            Registration Statement on Form 10-12B
            Filed April 26, 2018
            File No. 001-38471

Dear Mr. Hermansson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2018 letter.

Exhibit 99.1

Summary
Business
Veoneer's Competitive Strengths, page 2

1.   We note your response to our prior comment 1 that you balanced your disclosure in this section and in your "Company Evolution" section on page 68 to address your net losses, which have appeared to increase during the three most recently completed fiscal years. However, we were unable to find the balancing disclosure and we reissue our prior comment 1. Please revise these sections to balance your disclosure by addressing your net

losses.

Risk Factors

Risks Related to the Company

Risks associated with joint venture partnerships, page 34

2.   We note your revised disclosure on page 34 that the "[t]he spin-off and related transactions may require us to obtain the consent of certain of our strategic partners pursuant to our agreements with them." If material, please disclose the necessary consents and the specific effect of not receiving certain consents.

Business

Products and Product Areas

Break System Segment, page 76

3.   We note your revised disclosure on page 76 in response to our prior comment 8. Please disclose whether the lifetime contract order for more than $1 billion that ANBS signed in January 2017 has a minimum purchase value and whether the OEM may cancel the contract at any time. Please also name this customer and file the agreement, or advise.

Joint Venture Agreements

Zenuity Joint Venture Agreement, page 93

4.   We note your revised disclosure on page 93 that the parties to the Zenuity JV Agreement made initial capital contributions to Zenuity in accordance with an investment agreement at the time of formation and that the parties may make additional capital injections as the need arises. Please disclose how it is determined when the parties may need to make additional capital injections and how the amount of such injections is determined.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

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